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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0116 Expires: March 31, 2000 Estimated average burden hours per response. . . 9.90

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2003

IMPERIAL TOBACCO GROUP PLC
(Translation of registrant's Name into English)

Upton Road,
Bristol BS99 7UJ,
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F ☒                                            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes ☐                                  No ☒

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC (Registrant)
Date October 2, 2003	By:	/s/ TREVOR M WILLIAMS Trevor M Williams Assistant Company Secretary

        Attached to this 6-K are the following items:

Exhibit
99.1	Directors Shareholding—September 5, 2003
99.2	Trading Statement—September 25, 2003
99.3	Directorate Change—September 29, 2003

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SIGNATURES